SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Cardiome Pharma Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

14159U202

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 14159U202	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alistair Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,105,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,105,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,105,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% **
12	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 14159U202	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Casey H. Nelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,105,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,105,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,105,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% **
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

This Amendment No. 1 to the Schedule 13G (this “Amendment”) relates to Common Shares, no par value (the “Common Shares”), of Cardiome Pharma Corp., a Canadian corporation (the “Issuer”), and is being filed on behalf of (i) Alistair Capital Management, L.L.C. (“Alistair Capital”), a Delaware limited liability company, as the investment manager to a certain private pooled investment vehicle (the “Fund”), and (ii) Casey H. Nelson, as the principal of Alistair Capital (together with Alistair Capital, the “Reporting Persons”). All of the Common Shares are held by the Fund. This Amendment amends and restates the Schedule 13G filed on February 14, 2012 as set forth below.

Item 1(a)	Name of Issuer.

Cardiome Pharma Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

6th Floor, 6190 Agronomy Road

Vancouver, British Columbia, Canada V6T 1Z3

Item 2(a)	Name of Person Filing.

(i) Alistair Capital Management, L.L.C. (“Alistair Capital”) and (ii) Casey H. Nelson.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

100 Crescent Court, Suite 805

Dallas, TX 75201.

Item 2(c)	Citizenship or Place of Organization.

Alistair Capital is a Delaware limited liability company. Mr. Nelson is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Shares, no par value (the “Common Shares”).

Item 2(e)	CUSIP Number.

14159U202

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	The Reporting Persons may be deemed the beneficial owners of 6,105,000 Common Shares held by the Fund.

(b)	The Reporting Persons may be deemed the beneficial owners of 9.9% of the outstanding Common Shares. This percentage was calculated by dividing (i) the number of Common Shares reported in Item 4(a) held by the Reporting Persons by (ii) 61,129,091, the number of Common Shares issued and outstanding as of November 8, 2012, as reported in the Issuer’s Consolidated Financial Statements filed as Exhibit 99.1 to the Issuer’s Form 6-K filed on November 13, 2012 with the Securities and Exchange Commission.

(c)	The Reporting Persons have the power to vote and dispose of the 6,105,000 Common Shares held by the Fund.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

Alistair Capital Management, L.L.C.

By:	/s/ Casey H. Nelson
Name:	Casey H. Nelson
Title:	Manager

/s/ Casey H. Nelson
Casey H. Nelson